

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 23, 2011

Via E-mail
Kessel D. Stelling
President and Chief Executive Officer
Synovus Financial Corp.
1111 Bay Avenue, Suite # 500
Columbus, Georgia 31901

> **Re:** **Synovus Financial Corp.**
> **Form 10-K and 10-K/A for the Fiscal Year Ended December 31, 2010**
> **Filed March 1, 2011 and April 26, 2011**
> **Form 10-Q for the Quarterly Period Ended September 30, 2011**
> **Filed November 9, 2011**
> **File No. 001-10312**

Dear Mr. Stelling:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 1. Business

Actions by Federal and State Regulators, page 22

1. To the extent you have received any formal or informal, written or unwritten guidance from your banking regulators which is likely to have a material impact on your results of operations, liquidity, capital, or financial position, please confirm, if true, that you have

clearly disclosed the material effects of such guidance. If not, please revise future filings to provide such disclosure.

Item 11. Executive Compensation

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis

Base Pay, page 57

2.   Please revise future filings to disclose what elements of individual performance were taken into account in determining the base pay of your executives. Refer to Item 402(b)(2)(vii) of Regulation S-K.

Long-Term Incentives, page 58

3.   Please revise future filings to describe how the compensation committee used comparative compensation information in determining the quantity of restricted stock units granted to your executives in 2010. Please also disclose whether the compensation committee deviated from peer group benchmarks in such grants of restricted stock units, and if so, state the reasons for such deviation. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Item 13. Certain Relationships and Related Transactions...

Definitive Proxy Statement on Schedule 14A

Related Party Transactions in the Ordinary Course, page 71

4.   We note your disclosure that your loans to your insiders are on substantially the same terms as those with "other customers." Please confirm that you could have provided the correct representation in Instruction 4(c)(ii) ("persons not related to the lender") to Item 404(a) of Regulation S-K or amend with the required information. In future filings please use the correct language for the representation.

10-K/A for the Fiscal Year Ended December 31, 2010

5.   We note that you did not file new certifications by each principal executive and principal financial officer as specified in Rules 13a-14(b) or 15d-14(b). Please amend your filing to include the new certifications specified in Rules 13a-14(a) or 15d-14(a) and 13a-14(b) or 15d-14(b). Refer to Rule 12b-15 of the Securities Exchange Act of 1934.

Form 10-Q for the Quarter Ended September 30, 2011

Financial Statements

Note 6 – Loans and Allowance For Loan Losses, page 18

6.   Please tell us and revise your future filings to disclose, by portfolio segment, qualitative information about how your troubled debt restructurings and defaulted troubled debt restructurings are factored into the determination of your allowance for loan losses. Refer to ASC 310-10-50-33 (b) and 34 (b).

Management's Discussion and Analysis, page 43

Other Real Estate, page 54

7.   We note that you have had over $200 million in OREO since the fiscal year ended December 31, 2009. Given the significant balances noted, please tell us and revise future filings to include a discussion as to whether or not you actively market these properties, including whether or not you are doing this through a third party or with bank staff and when you expect to dispose of them. Also, please tell us if you sold any properties as of December 31, 2010 and if so, the total amount sold.

Loans, page 55

8.   We note your various asset quality measures as of the periods presented. We further note that net charge-offs as of December 31, 2010 and 2009 exceeded the allowance for loan loss beginning balance as of the same dates, respectively While we noted some disclosure pertaining to your charge-offs of distressed assets through your asset disposition strategy, we could not find adequate disclosure on your asset disposition strategy.

- Please tell us and revise future filings to provide the significant details of the asset disposition strategy, including but not limited to, the date it began, the amount of net charge-offs taken that were a direct result of this program, and when the program ended;
- Tell us why you implemented this program and its impact on the financial statements; and
- Describe to us the timing of the specific credit deterioration events that resulted in net charge-offs that exceeded the beginning allowance for loan loss balance.

9.   As a related matter, please tell us the triggering events or other circumstances which impact the timing of when you take a charge-off including how and when a loss is subsequently confirmed.

10.   Please tell us and revise future filings to expand your policy on your allowance for loan losses to include a description of how you considered historical losses and existing economic conditions in accordance with ASC 310-10-50-11B(a)(1)(i) and (ii).

Monitoring of Collateral, page 59

11.   We note your disclosure stating that the fair value of the real estate securing loans is generally determined by "certified or licensed appraisers." Please tell us and revise future filings to clarify, for your impaired loans, if these appraisers are also unaffiliated third-party appraisers.

12.   We note your disclosure stating you also consider "other factors or recent developments, such as selling costs and anticipated sales values considering management's plans for disposition, which could result in adjustments to the collateral value estimates indicated in the appraisals."

- Please clarify to us how "anticipated sales values considering management's plans for disposition" impacts the fair value of the collateral. Clarify if this means when you have a contract in place to sell a specific property, the agreed upon sales price replaces the appraised value; and
- Tell us and revise future filings to describe all of the various adjustments you make to your appraisals, including any made for outdated appraisals.

13.   As a related matter, to further enhance our understanding of how you measure impairment under ASC 310-30, please provide us with a detail of your five largest impaired loans at September 30, 2011 for which you determined that a specific allowance was not required. Your response should include a discussion of the following:

- When the loan was originated;
- When the loan became impaired;
- The underlying collateral supporting the loan;
- The amount of any charge-offs recognized for the loan, as applicable;
- The date and amount of the last appraisal obtained for the underlying collateral;
- The estimated fair value of the underlying collateral at September 30, 2011;
- If you applied a discount to the most recent appraised value, the discount applied and how it was determined; and
- Any other pertinent information deemed necessary to understand your review of the loan and related accounting subsequent to the receipt of your last appraisal and through the date of your response.

Loan Extensions, page 62

14.   We note your disclosure that loan extensions have also been made in connection with troubled debt restructurings and that these extensions have generally consisted of

extensions of maturities of one year or less. Please tell us why these types of extensions are made and quantify the dollar amount of troubled debt restructurings that were extended during the periods presented. In addition, tell us how you account for these loans. Clarify whether you continue to consider them troubled debt restructurings when the terms are extended.

Repurchase Obligations for Mortgage Loans Originated for Sale, page 79

15.   We note your disclosure stating that you may be required to repurchase a loan or make the purchaser whole for the economic benefits of the loan if it is determined that the loan sold was in breach of your representations or warranties. We also note your disclosure stating that losses pertaining to the repurchases as of September 30, 2011, have been inconsequential. Please tell us and revise future filings as needed to disclose the total amount of losses pertaining to the repurchases. Further, please tell us whether you are aware of any pending or threatened litigation initiated by investors or purchasers of mortgage loans, including but not limited to claims alleging breaches of representations and warranties on the underlying loan sales. If so, revise your disclosure in future filings to provide the disclosures required by ASC 450-20-50 as it relates to this loss contingency and advise us as to any amounts accrued.

Legal Proceedings, page 85

16.   We note your disclosure on page 87 regarding your inability to reasonably estimate a range of potential loss for certain class action lawsuits. We further note your disclosure here that based on current knowledge, advice of counsel and available insurance coverage, management does not believe any liabilities arising from legal claims in excess of the amounts currently accrued, if any, will have a material adverse affect on Synovus' consolidated financial condition, results of operations or cash flows. Please clarify for us how you were able to reach this conclusion in light of your inability to reasonably estimate a range of potential loss for certain class action lawsuits. Revise your disclosure in future filings as necessary.

17.   For those class action lawsuits where you have concluded that you cannot estimate the reasonably possible additional loss or range of loss, please supplementally: (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Babette Cooper at (202) 551-3396 or Sharon Blume at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin at (202) 551-3552 or me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael R. Clampitt

Michael Clampitt
Senior Counsel

cc: Via E-mail
        Alana L. Griffin, Esq.
        Synovus Financial Corp.